                                                                Exhibit 19.1

TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

Mueller's third quarter ended September 27, 2003, evidenced an encouraging trend in volume and in copper tube margins. It was the best performance we have achieved in the last four quarters.

For the third quarter of this year, our earnings per diluted share from continuing operations were 53 cents compared with 70 cents for the third quarter of 2002. Income from continuing operations was $19.7 million compared with $25.8 million for the third quarter of fiscal 2002. Net sales for the quarter were $251.1 million compared with net sales of $227.3 million for the third quarter of 2002. We shipped approximately 175.0 million pounds of product verses 164.4 million pounds of product for the same quarter last year.

During the third quarter of 2003, our Company recognized a deferred income tax benefit related to a 1999 tax operating loss that resulted from the sale of a subsidiary in that tax year. Without this deferred income tax benefit, the Company's income from continuing operations would have been approximately $10.4 million, or 28 cents per diluted share.

In the prior year third quarter, the Company sold the Utah Railway Company. This transaction generated a capital gain for income tax purposes. Without this capital gain and the income tax benefits related to the transaction, the Company's income from continuing operations would have been approximately $13.1 million, or 36 cents per diluted share.

Net sales in the first nine months of 2003 were $731.3 million compared with sales of $736.9 million in the 2002 period. Year-to-date, income from continuing operations was $33.2 million compared with $62.4 million for the same period of 2002. Earnings per diluted share from continuing operations were 89 cents for the first nine months of 2003 compared with $1.68 reported a year ago.

Mueller's financial position remains strong. We ended the quarter with $219.3 million of cash on hand which significantly exceeds our total debt of $15.2 million. Our current ratio is nearly 5 to 1 and our working capital is $432.4 million.

We are cautiously optimistic that the business outlook for the fourth quarter will be one of improvement. Our long standing strategy of being the low cost manufacturer means that we are well positioned to take advantage of growth in demand and margins.

Sincerely,

/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board

/s/William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

October 14, 2003

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                     September 27, 2003      September 28, 2002
                                                       (Unaudited)
Net sales                                $   251,053             $   227,294
Cost of goods sold                           201,960                 176,302
Depreciation and amortization                  9,777                   9,277
Selling, general, and
   administrative expense                     24,301                  21,280
                                          ----------              ----------

Operating income                              15,015                  20,435
Nonoperating income, net                         253                     301
                                          ----------              ----------

Income from continuing operations
   before income taxes                        15,268                  20,736
Income tax benefit (expense)                   4,469                   5,086
                                          ----------              ----------

Income from continuing operations             19,737                  25,822
Discontinued operations, net of tax            1,699                  20,810
                                          ----------              ----------

Net income                               $    21,436             $    46,632
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares outstanding        34,267                  34,269
                                          ==========              ==========

    From continuing operations           $      0.58             $      0.75
    From discontinued operations                0.05                    0.61
                                          ----------              ----------

Basic earnings per share                 $      0.63             $      1.36
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares outstanding
   plus assumed conversions                   36,857                  36,837
                                          ==========              ==========

    From continuing operations           $      0.53             $      0.70
    From discontinued operations                0.05                    0.57
                                          ----------              ----------

Diluted earnings per share               $      0.58             $      1.27
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                            For the Nine Months Ended
                                     September 27, 2003      September 28, 2002
                                                       (Unaudited)
Net sales                                $   731,296             $   736,854
Cost of goods sold                           597,336                 569,459
Depreciation and amortization                 29,239                  27,516
Selling, general, and
   administrative expense                     71,172                  65,635
                                          ----------              ----------

Operating income                              33,549                  74,244
Nonoperating income, net                       1,925                   2,100
                                          ----------              ----------

Income from continuing operations
   before income taxes                        35,474                  76,344
Income tax benefit (expense)                  (2,298)                (13,941)
                                          ----------              ----------

Income from continuing operations             33,176                  62,403
Discontinued operations, net of tax            1,160                  20,630
                                          ----------              ----------

Net income                               $    34,336             $    83,033
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares outstanding        34,262                  33,905
                                          ==========              ==========

    From continuing operations           $      0.97             $      1.84
    From discontinued operations                0.03                    0.61
                                          ----------              ----------

Basic earnings per share                 $      1.00             $      2.45
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares outstanding
   plus assumed conversions                   36,812                  37,123
                                          ==========              ==========

    From continuing operations           $      0.89             $      1.68
    From discontinued operations                0.04                    0.56
                                          ----------              ----------

Diluted earnings per share               $      0.93             $      2.24
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                     September 27, 2003      December 28, 2002
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   219,280             $   217,601
Accounts receivable, net                     162,352                 132,427
Inventories                                  145,433                 142,953
Other current assets                          11,131                   7,366
                                          ----------              ----------

     Total current assets                    538,196                 500,347

Property, plant, and equipment, net          349,007                 352,469
Other assets                                 140,250                 135,131
                                          ----------              ----------
                                         $ 1,027,453             $   987,947
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $     3,711             $     4,161
Accounts payable                              37,326                  41,004
Other current liabilities                     64,718                  61,186
                                          ----------              ----------

     Total current liabilities               105,755                 106,351

Long-term debt                                11,486                  14,005
Other noncurrent liabilities                 116,416                 113,647
                                          ----------              ----------

     Total liabilities                       233,657                 234,003

Minority interest in subsidiaries                248                     421

Stockholders' equity                         793,548                 753,523
                                          ----------              ----------

                                         $ 1,027,453             $   987,947
                                          ==========              ==========



     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.